FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 21, 2017

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate

London EC2M 3UR

United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL WESTMINSTER BANK PLC (Registrant)
Date:	August 21, 2017	By:	/s/ Barbara Wallace
Name: Barbara Wallace
Title: Assistant Secretary

NATIONAL WESTMINSTER BANK PLC

Redemption of Series C Non-Cumulative Dollar Preference Shares

21 August 2017

National Westminster Bank Plc (“NatWest”) has given notice to holders of the redemption of its Series C Non-Cumulative Dollar Preference Shares (the “Preference Shares”) detailed below.

The Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons and talons (if any) shall become void for any purpose, as from the relevant redemption date.

The Preference Shares will cease to trade on the New York Stock Exchange from the Redemption Date (detailed below).

The redemption amount with respect to the Preference Shares shall be paid out of distributable reserves of NatWest. Approximately £0.20 billion (equivalent) of the Preference Shares are expected to be redeemed, reducing NatWest’s retained earnings and distributable items by approximately £0.20 billion.

Redemption of USD Preference Shares

Redemption on 16 October 2017 (the “Redemption Date”), in whole, of the Non-cumulative USD Preference Shares Series C (ADS CUSIP: 638539882 ADS ISIN: US6385398820), amount outstanding US$245,729,875.00 and the corresponding series of American Depositary Shares (“ADSs”), at the redemption price of US$25.00 per Preference Share and per ADS, plus accrued dividends for the current dividend period to, and including, the Redemption Date, which dividend shall equal $0.539075 per Preference Share.

On the Redemption Date, the depositary for the American depositary receipts evidencing the ADSs will redeem the number of ADSs corresponding to the Preference Shares being redeemed at a price per ADS equal to the per share amount received by the depositary upon redemption of the Preference Shares. As from the Redemption Date, the holders of the ADSs representing the Preference Shares will, upon surrender of the ADSs, be entitled to receive funds deposited with JPMorgan Chase Bank, N.A. as depositary with respect to the Preference Shares, without interest.

Holders of the ADSs should read the notice relating to the redemption of the Preference Shares on the actions that they need to undertake to receive the redemption proceeds.

For further information and copies of the notice, please contact:

JPMorgan Chase Bank, N.A. (depositary) at telephone number +1 800 990 1135.

National Westminster Bank Plc:

Scott Forrest

Head of RBS Debt Capital Markets & Capital Strategy

Tel: +44 (0) 20 7678 5313

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's and the Group’s future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions.

These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's and the Group’s actual results are discussed in the Group's 2016 Annual Report and Accounts and its interim results for the six-months ended 30 June 2017 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, the Group's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this document and RBS and the Group do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.